UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on April 3, 2024, Zhibao Technology Inc., a Cayman Islands exempted company (the “Company”), consummated its initial public offering (“IPO”) of 1,500,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), at a public offering price of $4.00 per share, generating gross proceeds to the Company of $6 million before deducting underwriting discounts and offering expenses. The Company granted EF Hutton LLC, acting as representative of the underwriters (the “Representative”), an option (“Over-allotment Option”), exercisable for 45 days from April 3, 2024, to purchase up to an additional 225,000 Shares (the “Over-allotment Shares”) from the Company at the public offering price less the underwriting discounts and offering expenses to cover the over-allotment.

On May 14, 2024, the underwriters purchased additional 23,765 Over-Allotment Shares, generating gross proceeds of $95,060.

As previously reported, pursuant to the underwriting agreement with the Representative, the Company issued to the Representative warrants (the “Representative’s Warrants”) to purchase up to 75,000 Class A Shares of the Company.

In connection with the partial exercise of the Over-allotment Option, on May 14, 2024, the Company issued to the Representative additional Representative’s Warrants to purchase 1,188 Class A Shares of the Company, a copy of which is attached as Exhibit 4.1 to this report on Form 6-K.

On May 15, 2024, the Company issued a press release announcing the closing of the Representative’s Over-Allotment Option, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: May 15, 2024

EXHIBIT INDEX

Exhibit No.	Description
4.1	Representative’s Warrants, dated May 14, 2024, by and between the Company and EF Hutton LLC.
99.1	Press Release, dated May 15, 2024.

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